Via Facsimile and U.S. Mail
Mail Stop 6010

March 15, 2007

Mr. John M. Hughes
Chief Financial Officer
Alion Science and Technology Corporation
1750 Tysons Boulevard
Suite 1300
McLean, VA 22102

Re: Form 10-K for Fiscal Year Ended September 30, 2005
Filed January 31, 2006
File No. 333-89756

Dear Mr. Hughes,

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant